Exhibit 1

FOR IMMEDIATE RELEASE	3 July 2012

WPP PLC (“WPP”)

Ogilvy & Mather acquires majority stake in Foster, a leading digital agency in Brazil

WPP announces that its wholly-owned operating company Ogilvy & Mather, the global marketing communications group, has acquired a 70% stake in Foster Informatica, Ltda, a leading digital agency in Brazil (“Foster”).

Founded in 1993, Foster is based in São Paulo and employs 50 people. Clients include Monsanto, Bayer, Metro, Danone and Goodyear.

Foster’s unaudited revenues for the year ended 31 December 2011 were R$5.0 million, with gross assets at the same date of R$4.1 million.

This acquisition of a leading digital agency in the dynamic Brazilian market is central to WPP’s overall strategy of expanding its capabilities in the digital, direct and interactive disciplines and strengthening its presence in faster growing markets. WPP’s digital revenues currently total around US$4.8 billion, representing over 30% of the Group’s total revenue of US$16 billion. WPP has set a target of 35-40% of revenue derived from digital in the next five years. Collectively the Group employs over 5,000 people (including associates) in Brazil, WPP’s eighth largest market, generating revenues of US$ 800 million.

Contact:
Feona McEwan, WPP www.wpp.com	T. +44-20 7408 2204